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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2010
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

SIGNATURES

FOURTH QUARTER NEWS RELEASE

Investor relations contact: Kee Wong Address: Units 5811-12, 58/F, The Center 99 Queen’s Road Central, Central, Hong Kong Tel: (852) 2341 0273 Fax: (852) 2263 1223	E-mail: shareholder@namtai.com Website: www.namtai.com
NAM TAI ELECTRONICS, INC.
Q4 2009 Sales down 44.5%, Gross profit margin at 10.8%
2009 Sales down 34.5%, Gross profit margin at 9.9%
SHENZHEN, PRC — February 8, 2010 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the fourth quarter and year ended December 31, 2009.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Year Results
	Q4 2009	Q4 2008	YoY(%)	12M 2009	12M 2008	YoY(%)
Net sales	$93,735	$169,021	(44.5)	$408,137	$622,852	(34.5)
Gross profit	$10,162	$14,648	(30.6)	$40,320	$70,678	(43.0)
% of sales	10.8%	8.7%	—	9.9%	11.3%	—
Operating income (loss)	$692	$(14,455)	*	$388	$6,386	(93.9)
% of sales	0.7%	(8.6%)	—	0.1%	1.0%	—
per share (diluted)	$0.02	$(0.32)	*	$0.01	$0.14	(92.9)
Net income (loss) attributable to Nam Tai shareholders(a)	$416	$(14,447)	*	$1,652	$30,635	(94.6)
% of sales	0.4%	(8.5%)	—	0.4%	4.9%	—
Basic earnings (loss) per share	$0.01	$(0.32)	*	$0.04	$0.68	(94.1)
Diluted earnings (loss) per share	$0.01	$(0.32)	*	$0.04	$0.68	(94.1)
Weighted average number of shares (’000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,820	44,804	—	44,810	44,806	—
Note:

(a)	For the twelve months ended December 31, 2008, net income included $20.2 million of gain on disposal of J.I.C. Technology Company Limited (“JIC”).

*	Percentage change is not presented if either the latest period or prior period contains a loss.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as gain on sale of shares of a subsidiary, employee severance benefits in PRC subsidiaries and other income recovered from Tele-Art Inc. (in liquidation). By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Year ended
	December 31,				December 31,
	2009		2008		2009		2008
		per share		per share		per share		per share
	millions	(diluted)	millions	(diluted)	millions	(diluted)	millions	(diluted)
GAAP Operating Income (Loss)	$0.7	$0.02	$(14.4)	$(0.32)	$0.4	$0.01	$6.4	$0.14
Add back:
– Share-based compensation expenses(a)	—	—	—	—	0.1	—	1.2	0.03
– Professional expenses in relation to privatization of NTEEP	—	—	—	—	0.9	0.02	—	—
– Employee severance benefits in PRC subsidiaries (b)	—	—	0.6	0.01	5.1	0.11	0.6	0.01
– Impairment loss on goodwill	—	—	17.3	0.39	—	—	17.3	0.39

Non-GAAP Operating Income	$0.7	$0.02	$3.5	$0.08	$6.5	$0.14	$25.5	$0.57

GAAP Net Income (Loss) attributable to Nam Tai shareholders	$0.4	$0.01	$(14.4)	$(0.32)	$1.7	$0.04	$30.6	$0.68
Add back/(Less):
– Share-based compensation expenses(a)	—	—	—	—	0.1	—	1.2	0.03
– Professional expenses in relation to privatization of NTEEP	—	—	—	—	0.9	0.02	—	—
– Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interest) (b)	—	—	0.6	0.01	3.2	0.07	0.6	0.01
– Impairment loss on goodwill	—	—	17.3	0.39	—	—	17.3	0.39
– Gain on sale of subsidiary shares (c)	—	—	—	—	—	—	(20.2)	(0.45)
– Other income recovered from Tele-Art Inc. (in liquidation)(d)	—	—	—	—	—	—	(2.9)	(0.07)

Non-GAAP Net Income attributable to Nam Tai shareholders	$0.4	$0.01	$3.5	$0.08	$5.9	$0.13	$26.6	$0.59

Weighted average number of shares — diluted (‘000)	44,820		44,804		44,810		44,806

Note:

(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 75,000 shares granted in the second quarter of 2009 ($0.2 million for year 2008 to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year and approximately $1.0 million principally attributable to options to purchase approximately 20 million shares granted by the Company’s former Hong Kong Stock Exchange- listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”)(Stock Code : 2633)), to certain of its executive directors and employees in the first quarter of 2008. In December 2008, NTEEP repurchased and cancelled all of its outstanding 17,440,000 options from the option holders at a total consideration of approximately $42,000. Accordingly, Nam Tai recorded no share-based compensation expense

(relating to NTEEP) during the three months ended December 31, 2009.

(b)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.

(c)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest of Namtek business in JIC, a Hong Kong Stock Exchange listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.

(d)	A total amount of approximately $2.9 million of other income in the Company’s financial statements for the second quarter of 2008. This amount represents Nam Tai’s share of proceeds realized from the disposal for the account of Tele-Art, Inc.’s liquidator of 477,319 Nam Tai shares owned by Tele-Art, Inc. (in liquidation)(“Tele-Art”) and was paid in settlement of amounts previously funded by Nam Tai in connection with Tele-Art’s liquidation and in partial satisfaction of judgments in favor of Nam Tai against Tele-Art.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2009
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2009	2008	(Quarterly)	accumulated)
1st Quarter	102,150	147,129	(30.6)	(30.6)
2nd Quarter	101,836	146,168	(30.3)	(30.5)
3rd Quarter	110,416	160,534	(31.2)	(30.7)
4th Quarter	93,735	169,021	(44.5)	(34.5)
Total	408,137	622,852
2.	Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2009		2008
Segments	Q4 (%)	YTD (%)	Q4 (%)	YTD (%)
Consumer Electronic and Communication Products (“CECP”)	27	28	37	44
Telecommunication Component Assembly (“TCA”)	54	55	54	44
Liquid Crystal Display Products (“LCDP”)	19	17	9	12
	100	100	100	100
3.	Key Highlights of Financial Position

	As at December 31,
	2009	2008
Cash on hand (a)	$195.6 million	$237.0 million
Ratio of cash (a) to current liabilities	2.56	1.66
Current ratio	3.59	2.67
Ratio of total assets to total liabilities	5.21	3.58
Return on Nam Tai shareholders’ equity	0.5%	9.4%
Ratio of total liabilities to total equity(b)	0.24	0.39
Debtors turnover	52 days	61 days
Inventory turnover	16 days	18 days
Average payable period	59 days	65 days

Note:	(a) Includes cash equivalents.

(b)Ratio for 2008 has been restated in order to conform this year’s basis of calculation.

OPERATIONS REVIEW
The business environment in Nam Tai’s product sectors remains difficult and extremely competitive. Sales in the fourth quarter of 2009 were $93.7 million, a decrease of 44.5% as compared to sales of $169.0 million in the same quarter of 2008. Sales in our CECP segment and TCA segment dropped by 59.3% and 45.0% respectively and LCDP segment increased by 17.9%, during the fourth quarter of 2009, as compared to same period in 2008. Sales in our CECP segment declined significantly mainly because of the continuing effect from the global economic downturn. The weak demand in the market for our consumer products adversely affected sales of all of our end-user products such as mobile phone accessories, which principally represented sales of our headsets containing Bluetooth®1 wireless technology, educational products, optical products and home entertainment devices. Sales in our TCA segment also declined as a consequence of the decline in sales of TCA.
The Company’s gross profit margin in the fourth quarter of 2009 was 10.8% as compared to 8.7% in the fourth quarter of 2008. Gross profit in the fourth quarter of 2009 was $10.2 million, a decrease of 30.6%, as compared to $14.6 million in the fourth quarter of 2008, primarily resulting from the decrease in sales.
Net income attributable to Nam Tai shareholders in the fourth quarter of 2009 was $0.4 million, as compared to net loss of $14.5 million in same quarter of 2008, mainly due to impairment loss on goodwill $17.3 million in 2008. Basic and diluted earnings per share in the fourth quarter of 2009 were $0.01 per share, as compared to basic and diluted loss per share of $0.32 in the fourth quarter of 2008.
For the twelve months ended December 31, 2009, our net sales were $408.1 million, a decrease of 34.5% as compared to $622.9 million in the same period last year. The Company’s gross profit margin was 9.9% as compared to 11.3% in the same period of 2008. Gross profit was $40.3 million, a decrease of 43.0%, as compared to $70.7 million in the same period last year. We reported an operating income for the twelve months of 2009 of $0.4 million, compared to operating income of $6.4 million in the same period last year. Our net income attributable to Nam Tai shareholders for the twelve months ended December 31, 2009 was $1.7 million, or $0.04 per share (diluted), as compared to net income attributable to Nam Tai shareholders of $30.6 million, or $0.68 per share (diluted), in the same period last year.
Non-GAAP Financial Information
Non-GAAP operating income for the fourth quarter of 2009 was $0.7 million, or $0.02 per share (diluted), compared to non-GAAP operating income of $3.5 million, or $0.08 per share (diluted), in the fourth quarter of 2008. Non-GAAP net income attributable to Nam Tai shareholders for the fourth quarter of 2009 decreased to $0.4 million or $0.01 per share (diluted), compared to income of $3.5 million, or $0.08 per share (diluted), in the fourth quarter of 2008.
Liquidity and Financial Resources
Despite current economic conditions, Nam Tai’s financial position as at December 31, 2009 remained strong with $195.6 million cash on hand. Net cash provided by operating activities in the fourth quarter was $15.6 million. During the fourth quarter, the Company made capital expenditure of $7.9 million.
Nam Tai’s cash on hand has been invested in term deposits with HSBC and China Construction Bank. The Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.

(1)	The Bluetooth® word mark and logo are owned by the Bluetooth SIG, Inc. and any use of such mark by Nam Tai is under license.

EXPANSION PROJECTS
During the fourth quarter of 2009, we expended approximately $8 million mainly on our ongoing expansion project of FPC manufacturing plant in Wuxi near the east coast of China, approximately 80 miles northwest of Shanghai. Upon the completion of construction of the plant in the second quarter 2009, manufacturing equipments and human resources were being established. In the fourth quarter of 2009, the plant spent time and effort to build samples for customers in applications of automotive and telecommunications. Small volume of mass manufacturing is expected to be scheduled in the first quarter of 2010. Continuously, there will be more samples to be built for more customers and higher volume of mass manufacturing will be commencing in the coming quarters.
PRIVATIZATION OF NTEEP
The compulsory acquisition of Nam Tai Electronic & Electrical Products Limited (“NTEEP”) by the Company was completed on November 12, 2009. Withdrawal of listing of the shares of NTEEP on the Stock Exchange of Hong Kong also took place with effect from November 13, 2009. As a result, NTEEP has become a wholly-owned subsidiary of the Company.
COMPANY OUTLOOK
The business in 2009 was not satisfactory. The global financial crisis which continues from 2009 will affect the businesses of the Company in 2010. It is believed that the business of our CECP segment continue to drop in 2010. The Company will establish careful negotiations with customers on business terms to reduce further risks. Such uncertainty hinders the growth and so the business outlook for the Company in 2010 remains tough.
While it is believed that sales of optical products and educational products will remain weak, the demand for LCM and FPC products is expected to increase. Nevertheless, the growth for the year 2010 will be limited. The Company will concentrate on the development and manufacture of FPC products in the future.
In the coming quarters, the Company will focus on re-organization while achieving improvement in management which utilizes effective risk control system and strong company governance policies. Where necessary, new management executives will be recruited.
UPDATE ON TAX DISPUTE WITH HONG KONG INLAND REVENUE DEPARTMENT
Regarding the tax disputes of the 3 inactive or dormant subsidiaries of the Company, Nam Tai Trading Company Limited, Nam Tai Group Management Limited and Nam Tai Telecom (Hong Kong) Company Limited, the Company has been co-operating with the Inland Revenue Department of Hong Kong (“IRD”) all along in supplying them with all the information we believe is necessary to resolve the disputes.

However, IRD does not accept our explanations that it was necessary for these 3 subsidiaries to perform their individual functions for the whole Nam Tai group and therefore the management fees paid by the Company to support and finance all the necessary overhead expenses of these subsidiaries (not located in Hong Kong) to contribute to the businesses representing the administration and finance departmental functions for the whole group under the corporate structure at that time were not regarded as necessary expenses by IRD.
Since it is believed that it will be difficult for these subsidiaries to continue co-operating with IRD in the future, if the Company discontinues to finance these subsidiaries, they will be forced to liquidate in due course. As these subsidiaries do not conduct any business and have been inactive or dormant for quite some time, and own either limited book-value assets or no assets, it is believed that there should be no impact on the Company’s overall performance.
DIVIDEND
After serious consideration of the financial situations of the Company, the board has determined to continue to suspend dividend payments in 2010.
PROPOSED SCHEDULE OF (I) RELEASE OF RESULTS ANNOUNCEMENT FOR THE FINANCIAL YEAR 2010; AND (II) ANNUAL SHAREHOLDERS’ MEETING (“ASM”)

Quarter	Date of release
1Q 2010	May 3, 2010 (Mon)
2Q 2010	Aug 2, 2010 (Mon)
3Q 2010	Nov 1, 2010 (Mon)
4Q 2010	Feb 21, 2011 (Mon)

Date of meeting
ASM	Jun 4, 2010 (Fri)
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as management’s assessment of the strength of Nam Tai’s financial condition and cash position, our belief regarding the benefits and cost reductions to be realized upon completion of the privatization of NTEEP, the expectations on sales upon completion of construction of the plant in the Wuxi factory and the beginning of the mass manufacturing, an increase for demand for LCM and FPC products and concentration on the development and manufacture of FPC products in the future, the negotiations with customers on business terms to reduce further risks and the benefits which may achieve upon the re-organization of the management and recruitment of new management executives, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “seeks”, “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release. These risks and uncertainties include whether the completion of construction of the Wuxi factory and the beginning of the mass manufacturing, an increase for demand for LCM and FPC products and concentration on the development and manufacture of FPC products in the future will have a material effect on sales and justify the funds expended in the process; whether the negotiations with customers on business terms are able to reduce further risks; whether the re-organization of the management and recruitment of new management executives can achieve the benefits desired; whether Nam Tai’s completion of the privatization of NTEEP will provide Nam Tai’s with meaningful benefits; whether Nam Tai’s decision to eliminate the declaration of dividends during 2010 (or beyond should conditions warrant) will be able to maintain the financial position of the Company; and whether the 3 inactive or dormant subsidiaries of the Company will have no impact on the Company’s overall performance. Product orders and Nam Tai’s operating results, available cash, cash flows, operating results and levels of capital expenditures may be adversely affected by numerous factors including adverse global economic conditions generally and the continuing uncertainties and fears regarding the world’s and nations’ economies; Nam Tai’s dependence on a few large customers; intense competition in the electronics manufacturing services, or EMS, industry in which the Company participates, particularly in markets that place constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the appreciation of the renminbi to the U.S. dollar which has occurred since June 2005, and inflation in the PRC and elsewhere globally; the timing and amount of significant orders from customers; Nam Tai’s success at attracting new customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; successful implementation of operating cost structures that align with revenue; the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture Nam Tai’s products; potential shortages of materials or skilled labor needed to complete its planned expansion project in Wuxi; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its planned new Wuxi facility or to continue existing operations; unanticipated cost increases; risks of expanding into a new area of the PRC where Nam Tai’s has not yet conducted business, the success or failure of Nam Tai’s efforts to return property acquired from the Wuxi government for the construction of the second factory and potential consequences to Nam Tai from terminating its second Wuxi expansion project; diversion of management’s attention to a new factory in Wuxi and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States; the effects of terrorist activity and armed conflict that cause disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as Severe Acute Respiratory Syndrome, Bird Flu or recent outbreaks of swine flu, on general economic activity; or other changes in general economic conditions, including an exacerbation of the current global economic weaknesses that continue to adversely affect, or further reduce, demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, our operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the EMS, industry, or one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008 as filed on March 13, 2009 with the Securities and Exchange Commission.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and

Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of February 8, 2010 in Shenzhen of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS(2)

FOR THE PERIODS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Net sales	$93,735	$169,021	$408,137	$622,852
Cost of sales	83,573	154,373	367,817	552,174

Gross profit	10,162	14,648	40,320	70,678

Costs and expenses
General and administrative expenses(3)	6,848	6,865	28,393	29,112
Selling expenses	1,174	1,877	5,266	6,945
Research and development expenses	1,448	3,016	6,273	10,890
Impairment loss on goodwill	—	17,345	—	17,345

	9,470	29,103	39,932	64,292

Operating Income (loss)	692	(14,455)	388	6,386

Other (expenses) income, net	(181)	(303)	(256)	6,428
Gain on sales of shares of a subsidiary	—	—	—	20,206
Interest income	153	1,409	818	6,282
Interest expense	—	(110)	(202)	(356)

Income (loss) before income tax	664	(13,459)	748	38,946
Income tax expenses	(254)	(1,025)	(1,283)	(2,877)

Net income (loss)	410	(14,484)	(535)	36,069
Less: Net income (loss) attributable to the non-controlling interest	6	37	2,187	(5,434)

Net income (loss) attributable to Nam Tai shareholders	$416	$(14,447)	$1,652	$30,635

Earnings (loss) per share (attributable to Nam Tai shareholders)
Basic	$0.01	$(0.32)	$0.04	$0.68

Diluted	$0.01	$(0.32)	$0.04	$0.68

Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,820	44,804	44,810	44,806

(2)	On January 1, 2009, Nam Tai adopted Accounting Standards Codification 810-10-65-1 “Transition Related to FASB Statements No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented. The provisions of this accounting standard will cease to be applicable once Nam Tai reports its results following completion of the privatization of NTEEP.

(3)	Item of employee severance benefits has been re-grouped into general and administrative expenses which are separately listed with selling expenses for this quarter’s presentation. As compared to last three quarters’ presentation, selling, general and administrative expenses are listed as single line item.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2009 AND 2008
(In Thousands of US Dollars)

	Unaudited	Audited
	December 31	December 31
	2009	2008

		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$195,625	$237,017
Accounts receivable, net	57,911	104,150
Entrusted loan receivable (Note 1)	—	8,199
Inventories	16,054	27,300
Prepaid expenses and other receivables	3,079	4,148
Deferred tax assets — current	1,460	1,232

Total current assets	274,129	382,046

Property, plant and equipment, net	108,110	108,067
Land use right	13,296	13,593
Deposits for property, plant and equipment	32	2,937
Goodwill	2,951	2,951
Deferred tax assets-non current	4,486	3,547
Other assets	920	920

Total assets	$403,924	$514,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Entrusted loan payable (Note 1)	$—	$8,199
Notes payable	691	—
Accounts payable	58,667	98,125
Accrued expenses and other payables	16,397	25,967
Dividend payable	—	9,857
Income tax payable	656	861

Total current liabilities	76,411	143,009

Deferred tax liabilities	1,103	740

Total liabilities	77,514	143,749

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	285,264	282,767
Retained earnings	40,706	39,054
Accumulated other comprehensive loss (Note 2)	(8)	(8)

Total Nam Tai shareholders’ equity	326,410	322,261

Non-controlling interest (NTEEP)	—	48,051

Total equity	326,410	370,312

Total liabilities and shareholders’ equity	$403,924	$514,061

Note:	Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company filed with the Securities and Exchange Commission on March 13, 2009.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31 2009 AND 2008
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$416	$(14,447)	$1,652	$30,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	6,669	5,464	23,116	22,208
Net loss (gain) on disposal of property, plant and equipment	1,657	(18)	1,248	(13)
Impairment loss on goodwill	—	17,345	—	17,345
Dividend withheld	—	—	—	(305)
Gain on sales of subsidiaries’ shares	—	—	—	(20,206)
Deferred income taxes	(393)	150	(804)	(793)
Share-based compensation expenses	—	22	67	1,228
Unrealized exchange gain	(37)	(817)	(39)	(4,757)
Non-controlling interests	(6)	(37)	(2,187)	5,434
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	14,454	20,418	46,239	(8,499)
(Increase) decrease in inventories	(1,046)	7,372	11,246	5,056
(Increase) decrease in prepaid expenses and other receivables	(595)	(328)	1,069	1,574
Decrease in income taxes recoverable	—	—	—	5,439
Increase (decrease) in notes payable	83	—	691	(4,580)
Decrease in accounts payable	(5,316)	(21,388)	(39,458)	(9,201)
Decrease in accrued expenses and other payables	(149)	(2,014)	(4,132)	(4,233)
(Decrease) increase in income tax payable	(97)	(67)	(205)	459

Total adjustments	15,224	26,102	36,851	6,156

Net cash provided by operating activities	$15,640	$11,655	$38,503	$36,791

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash inflow from disposal of subsidiaries	$—	$—	$—	$6,671
Purchase of property, plant and equipment	(8,763)	(13,938)	(30,420)	(27,407)
Decrease (increase) in deposits for purchase of property, plant and equipment	878	(2,382)	2,905	(2,606)
Decrease in other assets	—	299	—	299
Increase in prepayment for land use right	—	—	—	(663)
Decrease (increase) in entrusted loan receivable	—	—	8,199	(8,166)
Acquisition of additional shares in subsidiaries	(1,736)	—	(43,434)	(2,906)
Proceeds from disposal of property, plant and equipment	12	24	872	55

Net cash (used in) investing activities	$(9,609)	$(15,997)	$(61,878)	$(34,723)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(9,856)	$(9,857)	$(47,675)
Payment on repurchase of share option	—	(110)	—	(110)
Proceeds from entrusted loan	—	—	(8,199)	8,166
Repayment of bank loans	—	—	—	(2,648)

Net cash used in financing activities	$—	$(9,966)	$(18,056)	$(42,267))

Net increase (decrease) in cash and cash equivalents	6,031	(14,308)	(41,431)	(40,199)
Cash and cash equivalents at beginning of period	189,557	250,508	237,017	272,459
Effect of exchange rate changes on cash and cash equivalents	37	817	39	4,757

Cash and cash equivalents at end of period	$195,625	$237,017	$195,625	$237,017

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of US Dollars)
1.	The entrusted loan represented the loan arrangement between two subsidiaries, Namtai Electronic (Shenzhen) Co. Ltd. (the “entrusting party”) and Jetup Electronic (Shenzhen) Co. Ltd. (the “borrower”), via HSBC Bank (China) Company Limited, Shenzhen Branch (the “lender”). The entrusted loan was repaid in July 2009.

2.	Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive (loss) income attributable to Nam Tai shareholders of the Company was $996 and $30,635 for the twelve months ended December 31, 2009 and December 31, 2008, respectively.

3.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

NET SALES :
- CECP	$25,328	$62,303	$116,063	$271,365
- TCA	50,150	91,238	222,959	274,953
- LCDP	18,257	15,480	69,115	76,534

Total net sales	$93,735	$169,021	$408,137	$622,852

NET INCOME :
- CECP	$2,110	$5,887	$6,710	$27,359
- TCA	(1,188)	15	(2,144)	3,671
- LCDP	1,116	(20,320)	1,571	(20,735)
- Corporate	(1,622)	(29)	(4,485)	20,340

Total net income (loss) attributable to Nam Tai shareholders	$416	$(14,447)	$1,652	$30,635

	Unaudited	Audited
	Dec. 31,	Dec. 31,
	2009	2008

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$112,058	$189,889
- TCA	141,734	164,516
- LCDP	42,153	42,977
- Corporate	107,979	116,679

Total assets	$403,924	$514,061

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of US Dollars)
4.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$93,735	$169,021	$408,137	$622,852
Intercompany sales	—	5	19	141
- Intercompany eliminations	—	(5)	(19)	(141)

Total net sales	$93,735	$169,021	$408,137	$622,852

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$2,098	$(17,083)	$5,533	$(4,542)
- Hong Kong & Macao	(1,682)	2,636	(3,881)	35,177

Total net income (loss) attributable to Nam Tai shareholders	$416	$(14,447)	$1,652	$30,635

	Unaudited	Audited
	Dec. 31, 2009	Dec. 31, 2008

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$121,286	$121,475
- Hong Kong and Macao	120	185

Total long-lived assets	$121,406	$121,660

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date February 9, 2010	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer